John Hunt

Partner

Direct 617 338 2961

jhunt@sullivanlaw.com

November 15, 2019

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Anu Dubay

Re:	Pear Tree Funds
File Nos. 333-102055 and 811-03790

Ladies and Gentlemen:

We serve as counsel to Pear Tree Funds, a Massachusetts business trust (the “Registrant”) and an investment company currently registered with the Commission under the Investment Company Act of 1940, as amended (the “1940 Act”).   On October 29, 2019, you provided us with certain oral comments from the Staff of the Commission to the Registrant’s post-effective amendment (the “Amendment”) to its Registration Statement on Form N-1A (amendment no. 70 under the Securities Act of 1933, as amended (the “Securities Act”), and amendment no. 72 under the 1940 Act).   The Amendment was filed with the Commission on September 16, 2019 pursuant to Rule 485(a)(1) under the Securities Act, and it is expected to take effect November 15, 2019.   We are responding on behalf of the Registrant to those comments.

Each of your comments is printed below in italics.  The Registrant’s response follows in regular type.

1.         Please confirm that the Trust will update the metadata associated with EDGAR CIK number 0000722885, series number S000064782 to reflect the new name of Pear Tree PNC International Small Cap Fund as “Pear Tree Polaris International Opportunities Fund.”

The Registrant confirms that it has changed the metadata associated with EDGAR CIK number 0000722885, series number S000064782 to reflect the new name of Pear Tree PNC International Small Cap Fund as “Pear Tree Polaris International Opportunities Fund.”

U.S. Securities and Exchange Commission

November 15, 2019

2.         With respect to each Pear Tree Fund that currently presents expense caps and fee waiver agreements in its “Annual Fund Operating Expense” table in accordance with Form N-1A, Item 3, Instruction 3(e) and which intends to continue to do so after the effective date of the Amendment, please confirm that those expense caps and fee waiver agreements will be in effect for at least one year from the effective date of the Amendment. If so, please amend the current footnotes to the fee tables to reflect the extensions or revise the fee tables to delete the lines “Fee Waiver and/or Expense Reimbursement” and “Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reimbursement,” and revise the “Example” to reflect projected expenses without the application of any expense cap and/or fee waiver agreement.

The Registrant confirms that all expense caps and fee waiver agreements have been extended through November 14, 2020, which represents the end of the annual period after the effective date of the Amendment. The Registrant also has revised the disclosure in each subject footnote and elsewhere to reflect the new termination dates of those agreements.

3.          For Pear Tree Axiom Emerging Markets World Equity Fund (“Emerging Markets Fund”), in footnote 3 to the “Annual Fund Operating Expense” table, please delete one of the references to the recoupment provisions of the subject expense cap agreement.

The Registrant has made the change as requested.

4.          For Emerging Markets Fund, in “Principal Investment Strategies” in the summary section of the prospectus and in response to Form N-1A, Item 9(b), please change the description of an emerging markets issuer from “ . . . an issuer that derives its profit or revenue principally from one or more emerging markets countries . . .” to, or a description substantially similar to, “ . . . an issuer that derives at least 50 percent of its profit or revenue from one or more emerging markets countries . . . .”

Without agreeing or disagreeing with the Staff’s interpretation of Form N-1A, Item 9(b) or Rule 35d-1 under the 1940 Act, the Registrant is changing the definition of an “emerging markets issuer” in the description of Emerging Markets Fund’s principal investment strategy. Going forward, an “emerging markets issuer” will be defined as “an issuer that is organized under the laws of an emerging markets country, or has its headquarters located in an emerging markets country, or whose shares are traded on an exchange located in an emerging markets country.” The definition of an emerging market country will remain the same, that is, a country included in the referenced index.

5.         For Emerging Markets Fund, please include as a principal investment strategy in the summary section of the prospectus and in response to Form N-1A, Item 9(b) investments in China and Hong Kong, to correspond to the principal risk of investing in China and Hong Kong described in “Principal Investment Risks” in the summary section of the prospectus and in response to Item 9(c).

U.S. Securities and Exchange Commission

November 15, 2019

The Registrant respectfully declines to make the change as requested as such disclosure would be misleading. The investment strategy used by Emerging Markets Fund’s investment sub-adviser to manage Emerging Markets Fund’s portfolio does not require or contemplate specific investments in China and/or Hong Kong, notwithstanding that from time to time, and even for extended periods of time, Emerging Markets Fund may invest a significant portion of its portfolio in Chinese and/or Hong Kongese securities. The Registrant acknowledges Item 9(b)(1), Instruction 2. However, as currently disclosed in the prospectus in response to Item 9(b), Emerging Markets Fund’s investment sub-adviser primarily uses a bottom-up approach, that is, an investment approach focused on company-specific, industry-specific and other factors, not just, or even principally, country-specific or region-specific factors.

6.         In “Buying and Selling Fund Shares” in the summary section of each Pear Tree Fund’s prospectus, the first footnote refers to waivers of investment minimums by “the fund or funds.” Please clarify whether account investment minimums relating to one Pear Tree Fund may be waived by another Pear Tree Fund.

The Registrant has clarified each such footnote to reflect that account investment minimums may be waived by the Pear Tree Funds’ transfer agent.

7.          Each of Foreign Value Fund, Foreign Value Small Cap Fund, and International Opportunities Fund discloses in its summary prospectus and in response to Form N-1A, Item 9(b) that it may invest in mutual funds and ETFs. Please confirm that in Foreign Value Fund’s and International Opportunities Fund’s “Annual Fund Operating Expenses” in the summary section its prospectus, no disclosure of “Acquired Fund Expenses” is required in response to Item 3, Instruction 3(f) and that the equivalent information with respect to Foreign Value Small Cap Fund is accurate.

The Registrant confirms that in “Annual Fund Operating Expenses” for each of Foreign Value Fund and International Opportunities Fund, no disclosure of “Acquired Fund Expenses” is required in response to Item 3, Instruction 3(f), as the amounts in question are less than 0.01 percent (i.e., one basis point). The Registrant further confirms that the information with respect to Foreign Value Small Cap Fund is accurate.

8.         For Foreign Value Fund, Foreign Value Small Cap Fund, or International Opportunities Fund, please confirm whether the Fund invests in U.S. securities and if so, whether the statement “. . . [the Fund] may be invested in securities from any other country (other than the U.S.) . . . .” is accurate.

For each of Foreign Value Fund, Foreign Value Small Cap Fund, or International Opportunities Fund, investments in securities issued by U.S. based companies currently are not, and are not intended to be, a principal investment strategy of the Fund. None of them was invested in the securities of U.S.-based companies as of March 31, 2019 or June 30, 2019, although as of March 31, 2019, International Opportunities Fund (then known as Pear Tree PNC International Small Cap Fund) was invested in Vanguard FTSE All-World ex-US, a U.S. exchange-traded fund which purports to invest in securities other than the securities of U.S. issuers. However, for clarity the Registrant has deleted the parenthetical statement “(other than the U.S.)” from the description of each Fund’s principal investment strategy in the summary section of the prospectus and in response to Form N-1A, Item 9(b).

U.S. Securities and Exchange Commission

November 15, 2019

9.         For Foreign Value Fund, Foreign Value Small Cap Fund, and International Opportunities Fund, please note as a principal investment strategy in the summary section of the prospectus and in response to Form N-1A, Item 9(b), to correspond to the current principal investment risk disclosure, the sub-adviser’s use of quantitative investment techniques.

The Registrant has made the change as requested.

9.          In the description of International Opportunities Fund’s principal investment strategy in the summary section of the prospectus and in response to Form N-1A, Item 9(b), please clarify what is meant by the phrase “opportunistic investing,” which is used in the description of principal investment risks.

The Registrant has made the change as requested.

10.       With respect to International Opportunities Fund, the schedule of investments as of March 31, 2019, which comprises part of the Registrant’s certified shareholder report on Form N-CSR as filed with the Commission on June 5, 2019, shows that as of March 31, 2019, International Opportunities Fund invested in Japanese securities approximately 20 percent of its assets. Please add risk disclosure to the Prospectus that is specific to Japanese securities or explain why such additional disclosure is not appropriate.

The Registrant does not have a principal investment strategy of investing in Japanese securities. The Registrant notes that International Opportunities Fund was, as of March 31, 2019, a relatively new fund that was still making its initial investments. Thus, from time to time, International Opportunities Fund’s portfolio may be over-weighted in certain securities when compared to the Fund’s portfolio when fully invested. In addition, International Opportunities Fund is changing its sub-adviser and, concurrently with that change is changing its investment strategy. The new sub-adviser also does not intend to include Japanese securities as part of its principal investment strategy.

11.        With respect to Foreign Value Fund, Foreign Value Small Cap Fund, International Opportunities Fund, and Emerging Markets Fund, please include in the summary section of the prospectus the countries represented by the relevant index, to conform to Rule 35d-1(a)(3)(iii).

The Registrant respectfully disagrees with the Staff’s comment and believes adding the requested disclosure would be inconsistent with Staff guidance regarding the summary section of a mutual fund’s prospectus.

12.        Please confirm that in complying with each Fund’s principal investment policy on investing at least 80 percent of its assets in a specific type or types of securities, as required by Rule 35d-1(a)(3), if those securities include derivatives, the Fund values derivatives using their fair values rather than their notional values.

U.S. Securities and Exchange Commission

November 15, 2019

The Registrant confirms that in determining its compliance with each Fund’s principal investment policy on investing at least 80 percent of its assets in a specific type or types of securities, if derivatives are subject to a Fund’s principal investment policy (i.e., they are to be included within the 80-percent “bucket”), the Fund values derivatives using fair value rather than notional value. The Registrant has modified its disclosure in the Statement of Additional Information, “Investment Policies, Risks and Restrictions-Derivatives,” by adding a new subsection describing how it values derivatives for purposes of determining compliance with the restrictions on the Fund’s investments, including for the 80-percent test described above.

13.       On the cover of the Statement of Additional Information, please update the date of the referenced Prospectus and delete the reference to the date of any supplement.

The Registrant has made the change as requested.

* * *

Please call me at (617) 338-2961 if you have questions or if you would like to discuss this matter further.

Very truly yours,

/s/ John Hunt

John Hunt

JH/hex
Cc:	Deborah A. Kessinger
Thomas Buckley
Pear Tree Advisors, Inc.